SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549
                                  SCHEDULE l3D
                                (Amendment No. 1)
                    Under the Securities Exchange Act of 1934


                          ECHELON INTERNATIONAL CORP.
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                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
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                         (Title of Class of Securities)

                                    278747100
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                                 (CUSIP Number)

                                                     with a copy to:
Jeffrey S. Halis                                     Eli S. Goldberg, Esq.
500 Park Avenue                                      Lowenstein, Sandler, Kohl,
Fifth Floor                                              Fisher & Boylan, P.A.
New York, New York  10022                            65 Livingston Avenue
(212) 378-0879                                       Roseland, New Jersey  07068
                                                     (201) 992-8700
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 October 9, 1997
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule l3G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [ ]

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule l3d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1) Names of Reporting Persons (S.S. or I.R.S. Identification Nos. of Above Persons):

                                Jeffrey S. Halis

2)   Check the Appropriate Box if a Member of a Group (See Instructions):
         (a)                                Not
         (b)                             Applicable

3)   SEC Use Only

4)   Source of Funds (See Instructions):  WC, PF

5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                    Not Applicable

6)   Citizenship or Place of Organization:

                                  United States

  Number of                      7) Sole Voting Power:                  434,200*
                                    --------------------------------------------
  Shares Beneficially            8) Shared Voting Power:                      0
                                    --------------------------------------------
  Owned by
  Each Reporting                 9) Sole Dispositive Power:             434,200*
                                    --------------------------------------------
  Person With:                  10) Shared Dispositive Power:                 0
                                    --------------------------------------------


11)  Aggregate Amount Beneficially Owned by Each Reporting Person:

                  434,200*

12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):

                                    Not Applicable

13)  Percent of Class Represented by Amount in Row (11):      6.4%*

14)  Type of Reporting Person (See Instructions):       IA, IN

* 265,000 shares (3.9%) of Echelon International Corp. common stock are owned by Tyndall Partners, L.P., a Delaware limited partnership. 96,700 shares (1.4%) of Echelon International Corp. common stock are owned by Tyndall Institutional Partners, L.P., a Delaware limited partnership. 38,700 shares (0.6%) of Echelon International Corp. common stock are owned by Madison Avenue Partners, L.P., a Delaware limited partnership. 28,800 shares (0.4%) of Echelon International Corp. common stock are owned by Halo International, Ltd., a company organized under the laws of the Cayman Islands. Pursuant to the Agreement of Limited Partnership of each of Tyndall Partners, L.P., Tyndall Institutional Partners, L.P., and Madison
     Avenue Partners, L.P. and the Investment Management Agreement of Halo International, Ltd., Jeffrey S. Halis possesses sole voting and investment control over all securities owned by each of Tyndall Partners, L.P., Tyndall Institutional Partners, L.P., Madison Avenue Partners, L.P., and Halo International, Ltd., respectively. In addition, 5,000 shares (0.1%) of Echelon International Corp. common stock are owned individually by Jeffrey
     S. Halis. Jeffrey S. Halis possesses sole voting and investment control over the Echelon International Corp. securities owned individually by him. See Item 5 for further information on the computation of percentages set forth herein.

Item 5. Interest in Securities of the Issuer.

     Based upon information set forth in Echelon International Corp.'s Form 10-Q dated June 30, 1997, as of August 1, 1997 there were issued and outstanding 6,782,527 shares of common stock of Echelon International Corp. As of October 9, 1997, Tyndall Partners, L.P. owned 265,000 of such shares, or 3.9% of those outstanding, Tyndall Institutional Partners, L.P. owned 96,700 of such shares, or 1.4% of those outstanding, Madison Avenue Partners, L.P. owned 38,700 of such shares, or 0.6% of those outstanding, Halo International, Ltd., owned 28,800 of such shares, or 0.4% of those outstanding, and Jeffrey S. Halis, individually, owned 5,000 of such shares or 0.1% of those outstanding. Jeffrey Halis possesses sole power to vote and direct the disposition of all shares of common stock of Echelon International Corp. owned by each of Tyndall Partners, L.P., Tyndall Institutional Partners, L.P., Madison Avenue Partners, L.P., and Halo International, Ltd., and individually by Jeffrey S. Halis. The following table details the transactions by each of Tyndall Institutional Partners, L.P., Madison Avenue Partners, L.P., and Halo International, Ltd., in shares of common stock of Echelon International Corp. during the sixty days preceding the date of event which requires filing of this statement (each of which were effected in ordinary brokers transactions):

                     A. Tyndall Institutional Partners, L.P.

         Date                     Quantity                                Price

                                   (Purchases)

    August 11, 1997                  1,300                               $20.98
    August 19, 1997                  1,800                               $22.50
    August 20, 1997                  5,700                               $22.49
    September 2, 1997                1,600                               $23.36
    September 23, 1997              10,200                               $24.12
    September 24, 1997               2,200                               $24.19
    September 25, 1997               3,100                               $24.19
    September 26, 1997               1,400                               $24.33
    September 29, 1997               2,700                               $24.40
    October 1, 1997                  1,300                               $24.85
    October 8, 1997                  3,400                               $24.91
    October 9, 1997                  2,000                               $24.63

                                     (Sales)

                                      NONE

                        B. Madison Avenue Partners, L.P.

         Date                     Quantity                                Price

                                   (Purchases)

    August 14, 1997                  3,500                               $21.84
    September 23, 1997               1,000                               $24.12

                                     (Sales)

                                      NONE

                           C. Halo International, Ltd.

         Date                     Quantity                                Price

                                   (Purchases)

    October 7, 1997                  400                                 $24.94

                                     (Sales)

                                      NONE

                                    Signature

     After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

                                                 October 15, 1997

                                                 /s/ Jeffrey S. Hallis
                                                 _______________________________
                                                 Jeffrey S.  Halis, individually
                                                 and  as a  general  partner of
                                                 Halo  Capital Partners,  L.P.,
                                                 the  general partner of each of
                                                 Tyndall     Partners,    L.P.,
                                                 Tyndall Institutional Partners,
                                                 L.P.,   and    Madison   Avenue
                                                 Partners, L.P.

                                                  /s/ Jeffrey S. Hallis
                                                  ______________________________
                                                  Jeffrey S. Hallis, as a member
                                                  of Jemi  Management,  L.L.C.,
                                                  the   Investment   Manager for
                                                  Halo International, Ltd.


ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).